GulfMark Offshore, Inc. to Offer $155 Million of Senior Notes

     HOUSTON, TX, July 8, 2004 - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced that it intends, subject to market and other conditions to offer $155 million in aggregate principal amount of senior notes due 2014 (the "Notes"). GulfMark anticipates that the Notes will be unsecured and will not initially be guaranteed by any of its subsidiaries. GulfMark anticipates using the proceeds of the Notes to fund a tender offer and consent solicitation for any and all of its $130 million aggregate principal amount of 83/4% Senior Notes due 2008, as previously announced, to pay down other credit facility debt and for general corporate purposes.

     The Notes will be sold to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act of 1933, as amended ("Securities Act"). The Notes have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-two (52) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and India.

Contact:     Edward A. Guthrie, Executive Vice President
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.